OMC 6/20/11

11016637

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies & Company Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JEFFERIES & COMPANY, INC. AND SUBSIDIARIES

(SEC I.D. No. 8-15074)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF
NOVEMBER 30, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity Exchange Act.
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Jefferies & Company, Inc. and subsidiaries
New York, New York

We have audited the accompanying consolidated statement of financial condition of Jefferies & Company, Inc. and subsidiaries (the "Company") as of November 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Jefferies & Company, Inc. and subsidiaries at November 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 31, 2011

JEFFERIES & COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2010
(Dollars in thousands, except per share amounts)

ASSETS	
Cash and cash equivalents	$ 1,815,926
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	1,615,415
Financial instruments owned, at fair value, including securities pledged of $8,630,713	10,681,989
Securities borrowed	7,679,159
Securities purchased under agreements to resell	2,202,117
Receivables:	
Brokers, dealers, and clearing organizations	1,076,239
Customers	1,663,226
Fees, interest, and other	151,967
Due from affiliates	35,227
Premises and equipment, net	114,222
Goodwill	254,398
Other assets	443,468
Total assets	$ 27,733,353
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Financial instruments sold, not yet purchased, at fair value	$ 3,983,763
Securities loaned	3,285,689
Securities sold under agreements to repurchase	10,035,651
Payables:	
Brokers and dealers	1,376,245
Customers	4,319,276
Due to affiliates	1,671,835
Accrued expenses and other liabilities	665,866
	25,338,325
Subordinated liabilities	500,000
STOCKHOLDER'S EQUITY:	
Class A Common Stock of $0.10 par value; authorized, issued, and outstanding 11,000 shares	1
Additional paid-in capital	1,068,878
Accumulated other comprehensive loss	(228)
Retained earnings	826,377
Total stockholder's equity	1,895,028
Total liabilities and stockholder's equity	$ 27,733,353

See notes to Consolidated Statement of Financial Condition.

JEFFERIES & COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF NOVEMBER 30, 2010

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — The accompanying Consolidated Statement of Financial Condition includes the accounts of Jefferies & Company, Inc. and its wholly owned subsidiaries, Jefferies Insurance Holdings LLC, and all other entities in which we have a controlling financial interest. Jefferies & Company, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Jefferies Group, Inc. (the "Parent"). We operate and are managed as a single business segment, that of an institutional securities broker-dealer, which provides several types of financial services, such as sales, trading, financing and market making activities in equity, high yield, corporate bond, mortgage- and asset-backed, municipal, government and agency, convertible and international securities, as well as fundamental research and prime brokerage services. We provide investment banking services including securities underwriting and distribution and financial advisory services, including advice on mergers and acquisitions, recapitalizations and restructurings.

Jefferies & Company, Inc. is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC").

Change in Year End — On April 19, 2010, the Board of Directors of the Parent approved a change to the fiscal year end of our Parent. The fiscal year end was changed from a calendar year basis to a fiscal year ending on November 30. As of July 2010, we obtained approval from the Financial Industry Regulatory Authority, Inc. ("FINRA") to also change our year end to November 30.

Basis of Presentation — The accompanying Consolidated Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). We have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the Consolidated Statement of Financial Condition in conformity with GAAP. The most significant of these estimates and assumptions relate to fair value measurements, compensation and benefits, legal reserves and the realizability of deferred tax assets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation — Our policy is to consolidate all entities in which we own more than 50% of the outstanding voting stock and have control. In addition, we consolidate entities which lack characteristics of an operating entity or business for which we are the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. In situations where we have significant influence but not control of an entity that does not qualify as a variable interest entity, we apply the equity method of accounting or fair value accounting.

All material intercompany accounts and transactions are eliminated in consolidation.

Adjustment to Beginning Retained Earnings (Unaudited) – We have made certain adjustments to beginning retained earnings for fiscal year 2010 relating to adjustments to correct errors pertaining to our results of operations of periods prior to 2010 in the amount of $9.8 million.

Subsequent Events — We have evaluated and noted no events or transactions that have occurred after November 30, 2010, that would require recognition or disclosure in the Consolidated Statement of Financial Condition

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents consist of money market funds not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations — In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are recorded in this caption.

Foreign Currency Translation — Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the end of the period.

Financial Instruments — Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These instruments primarily represent our trading activities and include both cash and derivative products. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy — In determining fair value, we maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. We apply a hierarchy to categorize our fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable

in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 — Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. To the extent that valuation is based on models or input that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

We use prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of the period.

Valuation Process for Financial Instruments — Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, we allow for mid-market pricing and adjust to the point within the bid-ask range that meets our best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments. The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations (such as counterparty, credit, concentration or liquidity) derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a nonactive market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

See Note 4, Financial Instruments, for a description of valuation techniques applied to the classes of financial instruments at fair value.

Receivable from and Payable to Customers — Receivable from and payable to customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected on the Consolidated Statement of Financial Condition. Receivable from officers and directors included within this financial statement line item represents balances arising from their individual security transactions. These transactions are subject to the same regulations as customer transactions and are provided on substantially the same terms.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with both trading and brokerage activities, we borrow securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lend securities to other brokers and dealers for similar purposes. We have an active securities borrowed and lending matched book business in which we borrow securities from one party and lend them to another party. When we borrow securities, we generally provide cash to the lender as collateral, which is reflected in our Consolidated Statement of Financial Condition as Securities borrowed. Similarly, when we lend securities to another party, that party provides cash to us as collateral, which is reflected in our Consolidated Statement of Financial Condition as Securities loaned. The initial collateral advanced or received approximates or is greater than fair value of the securities borrowed or loaned. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted repurchase amount. We monitor the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. We carry repos on a net basis by counterparty, when appropriate.

Premises and Equipment — Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. As of November 30, 2010, furniture, fixtures, equipment and software amount to $165.3 million and leasehold improvements amounted to $71.4 million. The related accumulated depreciation and amortization was $122.4 million as of November 30, 2010.

Goodwill — At least annually, and more frequently if warranted, we assess whether goodwill has been impaired by comparing the estimated fair value of the reporting unit with its estimated net book value. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recorded and

the magnitude of such a charge. As a result of our change in fiscal year end from December 31 to November 30, we determined that an annual goodwill impairment testing date of June 1 is preferable under the circumstances to September 30. Accordingly, during the eleven months ended November 30, 2010, we changed the date of our annual goodwill impairment testing to June 1. The change in the annual goodwill impairment testing date was made to keep the test in the same time frame, as it was before our change in fiscal year end, and to move it to a time of year when our resources are less constrained. This change in our goodwill impairment testing date is deemed a change in accounting principle. We believe that the change in accounting principle does not delay, accelerate, or avoid a goodwill impairment charge. We have completed our annual test of goodwill impairment as of June 1, 2010 and less than twelve months have elapsed between annual tests. No impairment was identified.

There has been no change in goodwill during the eleven months ended November 30, 2010. At November 30, 2010, goodwill was $254.4 million.

Income Taxes — Our operations are included in the consolidated Federal income tax return of the Parent and substantially all income tax payables are due to the Parent. We also are subject to income tax in various states and municipalities. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income taxes are provided for temporary differences in reporting certain items, principally, share-based compensation, deferred compensation, unrealized gains and losses on investments and tax amortization on intangible assets. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

Legal Reserves — In the normal course of business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a global securities and investment banking firm. We are also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

We recognize a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount of such loss, and if such amount is not determinable, then we accrue the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. We believe that, in the aggregate, the pending legal actions or proceedings should not have a material adverse affect on our financial condition. In addition, we believe that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided on the Consolidated Statement of Financial Condition is not material.

Share-Based Compensation — The Parent issued restricted stock and restricted stock units ("RSUs") to our employees under its Incentive Compensation Plan (the "Incentive Plan"), primarily in connection with year end compensation. The Incentive Plan allows awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, restricted stock units, dividend equivalents or other share-based awards pertaining to common stock of the Parent. For grants of restricted stock awards, employees are granted restricted shares of common stock subject to forfeiture. The Incentive Plan also allows for grants of restricted stock units. Restricted stock units give a participant the right to receive fully vested shares at the end of a specified deferral period. One advantage of restricted stock units, as compared to restricted stock, is that the period during which the award is deferred as to settlement can be extended past the date the award becomes nonforfeitable, allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, restricted stock units carry no voting or dividend rights associated with the stock ownership, but dividend equivalents are accrued to the extent there are dividends declared on the Parent's common stock. The terms of the awards are such that employees who terminate their employment or are terminated without cause may continue to vest, so long as the awards are not forfeited as a result of the other forfeiture provisions of those awards (e.g. competition). The Parent has determined that the service inception date precedes the grant date for future restricted stock and restricted stock units granted as part of year end compensation, and, as such, the compensation expense associated with these awards is generally expensed by the Parent over the one year period prior to grant date. In addition to year end compensation awards, the Parent grants restricted stock and restricted stock units to new employees as "sign-on" awards, to existing employees as "retention" awards and to certain senior executives. Sign-on and retention awards are generally subject to annual ratable vesting upon a four year service requirement and are amortized on a straight line basis over the related four years. Restricted stock and restricted stock units are granted to certain senior executives with both performance and service conditions. The Parent amortizes these awards granted to senior executives over the service period as we have determined it is probable that the performance condition will be achieved.

Other Compensation Plans – Employees participate in other compensation plans sponsored by the Parent. The Parent has an Employee Stock Purchase Plan ("ESPP") which is considered noncompensatory effective January 1, 2007. All regular full time employees and employees who work part time over 20 hours per week are eligible for the ESPP. Annual employee contributions are limited to $21,250, are voluntary, are made via payroll deduction and are used to purchase Parent common stock at 95% of the closing price of the Parent's common stock on the last day of the applicable session (monthly). The Parent has a Deferred Compensation Plan. Employees with annual compensation of $200,000 or more are eligible to defer compensation on a pre-tax basis by

investing in Parent common stock at a discount or by specifying the return in other alternative investments. The Parent has a profit sharing plan, covering substantially all employees, which includes a salary reduction feature designed to qualify under Section 401(k) of the Internal Revenue Code.

Securitization Activities — We engage in securitization activities related to commercial mortgage loans and mortgage-backed securities. Such transfers of financial assets are accounted for as sales when we have relinquished control over the transferred assets. We may retain interests in the securitized financial assets as one or more tranches of the securitization. The gain or loss on sale of such financial assets depends, in part, on the previous carrying amount of the assets involved in the transfer allocated between assets sold and the retained interests, if any, based upon their respective fair values at the date of sale. These retained interests are included within Financial instruments owned in the Consolidated Statement of Financial Condition at fair value.

When a transfer of assets does not meet the criteria of a sale, that transfer is treated as a secured borrowing. We continue to recognize the assets of a secured borrowing in Financial instruments owned and recognize the associated financing in Other liabilities in the Consolidated Statement of Financial Condition.

Accounting and Regulatory Developments

Consolidation — We have adopted accounting changes described in the Accounting Standards Codification™ ("ASC") Topic 810, Consolidation, as of January 1, 2010, which require that the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity consolidate the variable interest entity. The changes to ASC 810, effective as of January 1, 2010, eliminate the quantitative approach previously applied to assessing whether to consolidate a variable interest entity and require ongoing reassessments for consolidation. The adoption did not have an effect on our financial condition.

Transfers and Servicing — We adopted the accounting changes described in ASC Topic 860, Transfers and Servicing, as of January 1, 2010, which eliminates the concept of a qualifying special purpose entity, requires that a transferor consider all arrangements made contemporaneously with, or in contemplation of, a transfer of assets when determining whether de-recognition of a financial asset is appropriate, clarifies the requirement that a transferred financial asset be legally isolated from the transferor and any of its consolidated affiliates, stipulates that constraints on a transferee's ability to freely pledge or exchange transferred assets causes the transfer to fail sale accounting, and defines participating interests and provides guidance on derecognizing participating interests. The adoption did not have an effect on our financial condition.

3. CASH AND CASH EQUIVALENTS

We generally invest our excess cash in money market funds and other short-term investments. Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less. The following are financial instruments that are cash and cash equivalents or are deemed by our management to be generally readily convertible into cash as of November 30, 2010 (in thousands):

Cash and cash equivalents:		
Cash in banks	$	90,835
Money market investments		1,725,091
Total cash and cash equivalents	$	1,815,926
Cash and securities segregated (1)	$	1,615,415

(1) Consists of deposits at exchanges and clearing organizations, as well as deposits in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, which subjects us, as a broker dealer carrying client accounts, to requirements related to maintaining cash or qualified securities in a segregated reserve amount for the exclusive benefit of our clients.

4. FINANCIAL INSTRUMENTS

The following is a summary of our financial assets and liabilities that are accounted for at fair value on a recurring basis as of November 30, 2010, by level within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Total
Assets — financial instruments owned:					
Corporate equity securities	$ 687,233	$ 52,593	$ 5,918	$ —	$ 745,744
Corporate debt securities	25	2,130,806	40,349	—	2,171,180
Collateralized debt obligations	—	22,219	103	—	22,322
U.S. government and federal agency securities	2,287,449	201,921	—	—	2,489,370
Municipal securities	—	478,387	472	—	478,859
Sovereign obligations	43	720	—	—	763
Residential mortgage-backed securities	—	3,841,338	99,709	—	3,941,047
Commercial mortgage-backed securities	—	484,453	16,122	—	500,575
Other asset-backed securities	—	274,540	567	—	275,107
Loans and other receivables	—	3,132	1,448	—	4,580
Derivatives	265,251	2,547	—	(238,252)	29,546
Investments at fair value	—	—	22,896	—	22,896
Total financial instruments owned	$ 3,240,001	$ 7,492,656	$ 187,584	$ (238,252)	$ 10,681,989
Liabilities — financial instruments sold, not yet purchased:					
Corporate equity securities	$ 799,983	$ 73,341	$ 38	$ —	$ 873,362
Corporate debt securities	—	1,259,841	—	—	1,259,841
U.S. government and federal agency securities	1,665,179	52,115	—	—	1,717,294
Municipal securities	—	170	—	—	170
Residential mortgage backed securities	—	123,971	—	—	123,971
Commercial mortgage backed securities	—	1,470	—	—	1,470
Loans	—	3,132	—	—	3,132
Derivatives	238,201	2,323	2,251	(238,252)	4,523
Total financial instruments sold, not yet purchased	$ 2,703,363	$ 1,516,363	$ 2,289	$ (238,252)	$ 3,983,763

(1) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

We elected to apply the fair value option to loans and loan commitments made in connection with our investment banking and sales and trading activities. Loans and investments at fair value are included in Financial instruments owned and loan commitments are included in Financial instruments sold, not yet purchased on the Consolidated Statement of Financial Condition. The fair value option was elected for loans and loan commitments because they are risk managed by us on a fair value basis. We have elected to apply the fair value option to certain secured financings that arise in connection with our securitization activities. Cash and cash equivalents, the cash component of Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations, Receivables – Brokers, dealers and clearing organizations, Receivables – Customers, Receivables – Fees, interest and other, Payables – Brokers and dealers, and Payables – Customers, are not accounted for at fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

Pricing information obtained from external data providers may incorporate a range of market quotes from dealers, recent market transactions and benchmarking model derived prices to quoted market prices and trade data for comparable securities. External pricing data is subject to evaluation for reasonableness using a variety of means including comparisons of prices to those of similar product types, quality and maturities, consideration of the narrowness or wideness of the range of prices obtained, knowledge of recent market transactions and an assessment of the similarity in prices to comparable dealer offerings in a recent time period.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring our financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Equity Securities

- Exchange Traded Equity Securities: Exchange-traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.
- Non-exchange Traded Equity Securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 financial instruments and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).
- Equity warrants: Non-exchange traded equity warrants are generally classified within Level 3 of the fair value hierarchy and are measured using the Black-Scholes model with key inputs

impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

Corporate Debt Securities

- Corporate Bonds: Corporate bonds are measured primarily using broker quotations and pricing service data from external providers, where available, prices observed for recently executed market transactions of comparable size, and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name or index credit default swap curves for comparable issuers and recovery rate assumptions. Corporate bonds measured using alternative valuation techniques are classified within Level 3 of the fair value hierarchy and comprise a limited portion of our corporate bonds.
- High Yield Corporate and Convertible Bonds: A significant portion of our high yield corporate and convertible bonds are classified within Level 2 of the fair value hierarchy and are measured primarily using broker quotations and pricing service data from external providers, where available, and prices observed for recently executed market transactions of comparable size. Where pricing data is less observable, valuations are classified in Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.
- Auction Rate Securities: Auction rate securities ("ARS") included within corporate debt securities include ARS backed by pools of student loans and auction rate preferred securities issued by closed end mutual funds. ARS are measured using market data provided by external service providers, as available. The fair value of ARS is also determined by benchmarking to independent market data and adjusting for projected cash flows, level of seniority in the capital structure, leverage, liquidity and credit rating, as appropriate. ARS are classified within Level 3 of the fair value hierarchy based on our assessment of the transparency of the external market data received.

Collateralized Debt Obligations

Collateralized debt obligations are measured based on valuations received from third party brokers and classified within Level 2 or Level 3 of the fair value hierarchy based on the observability of the pricing inputs used.

U.S. Government and Federal Agency Securities

- U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized in Level 1 of the fair value hierarchy.

- U.S. Agency Issued Debt Securities: Callable and non callable U.S. agency issued debt securities are measured primarily based on quoted market prices obtained from external pricing services. Noncallable U.S. agency securities are generally classified within Level 1 of the fair value hierarchy and callable U.S. agency securities are classified within Level 2.

Municipal Securities

Municipal securities are measured based on quoted prices obtained from external data providers and generally classified within Level 2 of the fair value hierarchy.

Sovereign Obligations

- G-7 Government and non-G-7 Government Bonds: G-7 government and non-G-7 government bonds are measured based on quoted market prices obtained from external pricing services. G-7 government bonds are categorized within Level 1 of the fair value hierarchy and non-G-7 government bonds are categorized within Level 2.
- Emerging Market Sovereign Debt Securities: Valuations are primarily based on market price quotations from external data providers, where available, or recently executed independent transactions of comparable size. To the extent market price quotations are not available or recent transactions have not been observed, valuation techniques incorporating foreign currency curves, interest rate yield curves and country spreads for bonds of similar issuers, seniority and maturity are used to determine fair value. Emerging market sovereign debt securities are generally classified within Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities

- Agency Residential Mortgage-Backed Securities: Agency residential mortgage-backed securities include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations, interest-only and principal-only securities and to-be-announced securities and are generally measured using market price quotations from external data providers and categorized within Level 2 of the fair value hierarchy.
- Agency Residential Inverse Interest-Only Securities ("Agency Inverse IOs"): The fair value of agency inverse IOs is estimated using expected future cash flow techniques that incorporate prepayment models and other prepayment assumptions to amortize the underlying mortgage loan collateral. We use prices observed for recently executed transactions to develop market-clearing spread and yield curve assumptions. Valuation inputs with regard to underlying collateral incorporate weighted average coupon, loan-to-value, credit scores, geographic location, maximum and average loan size, originator, servicer, and weighted average loan age. Agency inverse IOs are categorized within Level 2 of the fair value hierarchy. We also use vendor data in developing assumptions, as appropriate.
- Non-Agency Residential Mortgage-Backed Securities: Fair values are determined primarily using discounted cash flow methodologies and securities are categorized within Level 2 or Level 3 of the fair value hierarchy based on the observability of the pricing inputs used.

Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Commercial Mortgage-Backed Securities

- Agency Commercial Mortgage-Backed Securities: GNMA project loan bonds and FNMA DUS mortgage-backed securities are generally measured by using prices observed for recently executed market transactions to estimate market-clearing spread levels for purposes of estimating fair value. GNMA project loan bonds and FNMA DUS mortgage-backed securities are categorized within Level 2 of the fair value hierarchy.
- Non-Agency Commercial Mortgage-Backed Securities: Non-agency commercial mortgage-backed securities are measured using pricing data obtained from third party services and prices observed for recently executed market transactions and are categorized within Level 2 and Level 3 of the fair value hierarchy.

Other Asset-Backed Securities

Other asset-backed securities include, but are not limited to, securities backed by auto loans, credit card receivables and student loans and are primarily categorized within Level 2 of the fair value hierarchy. Valuations are determined using pricing data obtained from third party services and prices observed for recently executed market transactions.

Loans and Other Receivables

Loans and other receivables include corporate loans which are categorized within Level 2 of the fair value hierarchy are measured based on market price quotations from external data providers where sufficient observability exists as to the extent of market transaction data supporting the pricing data. Corporate loans categorized within Level 3 are measured based on market price quotations that are considered to be less transparent, market prices for debt securities of the same creditor, and estimates of future cash flow incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

Derivatives

- Listed Derivative Contracts: Listed derivative contracts are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

- OTC Derivative Contracts: OTC derivative contracts are generally valued using a model, whose inputs reflect assumptions that we believe market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data. For many OTC derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized in Level 2 of the fair value hierarchy given the observability of the inputs to the valuation models.

  OTC options include OTC equity options measured using a Black-Scholes model with key inputs impacting the valuation including the underlying security or commodity price, implied volatility, dividend yield, interest rate curve, credit spreads, strike price and maturity date. Discounted cash flow models are utilized to measure certain OTC derivative contracts which incorporate observable inputs related to interest rate curves, and valuations of our foreign exchange forwards, which incorporate observable inputs related to foreign currency spot rates and forward curves.

Investments at Fair Value

Investments at fair value include primarily investments in hedge funds, fund of funds and private equity funds, which are measured based on the net asset value of the funds provided by the fund managers and categorized within Level 3 of the fair value hierarchy. Additionally, investments at fair value include direct equity investments in private companies, which are measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy. The following tables provide further information about our investments in entities that have the characteristics of an investment company at November 30, 2010 (in thousands):

	Fair Value (e)	Unfunded Commitments
Equity Long/Short Hedge Funds [(a)]	$ 31	$ -
High Yield Hedge Funds[(b)]	907	-
Fund of Funds[(c)]	22	-
Private Equity Funds[(d)]	6,609	2,758
Total[(f)]	$ 7,569	$ 2,758

(a) This category includes an investment in a hedge fund that invests in foreign technology equity securities, which has no redemption provisions. Distributions are received through the liquidation of the underlying assets of the fund, which is estimated to be within one to two years.

(b) This category includes investments in funds that invest in U.S. public high yield debt, private high yield investments, senior bank loans, public leveraged equities, distressed debt, private equity investments and emerging markets debt. There are no redemption provisions and distributions are received through the liquidation of the underlying assets of the funds. These funds are currently in liquidation; however, we are unable to estimate when the underlying assets will be fully liquidated.

(c) This category includes investments in fund of funds that invest in various private equity funds. The investments in this category have been redeemed and the remaining funds are expected to be received within the year.

(d) This category includes investments in private equity funds that invest in the equity of various U.S. and foreign private companies in the energy, technology, internet service and telecommunication service industries including acquired or restructured companies. These investments can never be redeemed; distributions are received through the liquidation of the underlying assets of the funds. These investments are expected to liquidate in one to eleven years.

(e) Fair value has been estimated using the net asset value derived from each of the funds' partner capital statements.

(f) Investments at fair value, in the Consolidated Statement of Financial Condition at November 30, 2010 include $15.3 million of direct investments which are not investment companies and therefore are not part of this disclosure table.

5. DERIVATIVE FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk — We have contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis and underwriting. Each of these financial instruments and activities contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon our Consolidated Statement of Financial Condition.

Derivative Financial Instruments — Our derivative activities are recorded at fair value in the Consolidated Statement of Financial Condition in Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased net of cash paid or received under credit support agreements and on a net counterparty basis when a legal right to offset exists under a master netting agreement. Acting in a trading capacity, we may enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities. (See Notes 4 and 12 for additional disclosures about derivative instruments.)

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, we may be exposed to legal risks related to derivative activities. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of our firmwide risk management policies. In connection with our derivative activities, we may enter into master netting agreements and collateral arrangements with

counterparties. These agreements provide us with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default.

The following table presents the fair value and related number of derivative contracts at November 30, 2010 categorized by predominant risk exposure. The fair value of assets/liabilities related to derivative contracts represents our receivable/payable for derivative financial instruments, gross of counterparty netting and cash collateral received and pledged (dollars in thousands):

	Assets		Liabilities	
	Fair Value	Number of Contracts	Fair Value	Number of Contracts
Interest rate contracts	$ 3,885	40,147	$ 1,825	43,183
Foreign exchange contracts	2,334	299	2,269	250
Equity contracts	261,579	1,126,895	238,681	2,239,522
Total	267,798	1,167,341	242,775	2,282,955
Counterparty/cash-collateral netting	(238,252)		(238,252)	
Total	$ 29,546		$ 4,523	

The following table sets forth the remaining contract maturity of the fair value of OTC derivative assets and liabilities as of November 30, 2010 (in thousands):

	OTC Derivatives (2)				
	Assets (1)		Liabilities		
	0-12 months	Total	0-12 months	1-5 years	Total
Foreign exchange forwards	$ 2,334	$ 2,334	$ 2,269	$ —	$ 2,269
Fixed income forwards	92	92	—	—	—
Equity options	44	44	3	2,251	2,254
Total	$ 2,470	$ 2,470	$ 2,272	$ 2,251	$ 4,523

(1) At November 30, 2010, we held exchange-traded derivative assets of $27.1 million.
(2) Derivative fair values include counterparty netting.

At November 30, 2010, the counterparty credit quality with respect to the fair value of our OTC derivative assets was as follows (in thousands):

Counterparty credit quality:		
A or higher	$	1,828
B to BBB		8
Unrated		634
Total	$	2,470

Credit Risk — In the normal course of business, we are involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-vs-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date or to the extent of margin balances.

We seek to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. We may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, we may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk — As a securities firm, our activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. We seek to control our credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

6. COLLATERALIZED TRANSACTIONS

We pledge securities in connection with repurchase agreements, securities lending agreements and other secured arrangements, including clearing arrangements. The pledge of our securities is in connection with our mortgage-backed securities, corporate bond, government and agency securities and equities businesses. Counterparties generally have the right to sell or repledge the collateral. Pledged securities that can be sold or repledged by the counterparty are included within Financial instruments owned and noted as Securities pledged on our Consolidated Statement of Financial Condition.

We receive securities as collateral in connection with resale agreements, securities borrowings and customer margin loans. In many instances, we are permitted by contract or custom to rehypothecate securities received as collateral. At November 30, 2010, the approximate fair value of securities received related to resale agreements, securities borrowings and customer margin loans that may be

sold or repledged by us was approximately $18.7 billion and the fair value of the portion that had been sold or repledged by us was approximately $18.2 billion.

We engage in securities for securities transactions in which we are the borrower of securities and provide other securities as collateral rather than cash. As no cash is provided under these types of transactions, we, as borrower, treat these as noncash transactions and do not recognize assets or liabilities on the Consolidated Statements of Financial Condition. The securities pledged as collateral under these transactions are included within the total amount of Financial instruments owned and noted as Securities pledged on our Consolidated Statement of Financial Condition.

7. SECURITIZATION ACTIVITIES AND VARIABLE INTEREST ENTITIES (VIEs)

Securitizations — We engage in securitization activities related to mortgage-backed and other asset-backed securities. In our securitization activities, we use special purpose entities ("SPEs"). Our securitization vehicles generally meet the criteria of variable interest entities; however we may not consolidate our securitization vehicles as we may not meet the characteristics of the primary beneficiary for these vehicles. See "Variable Interest Entities" in this footnote for further discussion on variable interest entities and our determination of the primary beneficiary.

We derecognize financial assets transferred in securitizations when we have relinquished control over such assets. If we have not relinquished control over transferred assets, the financial assets continue to be recognized in Financial instruments owned and a corresponding secured borrowing is recognized in Other liabilities. Transferred assets are carried at fair value prior to securitization. We act as placement or structuring agent in connection with the beneficial interests issued by securitization vehicles.

Our continuing involvement in securitization vehicles to which we have transferred assets is limited to holding beneficial interests in these vehicles (i.e., securities issued by these vehicles), which are included within Financial instruments owned on the Consolidated Statement of Financial Condition and are accounted for at fair value. We have not provided financial or other support to these securitization vehicles during the eleven months ended November 30, 2010. We have no explicit or implicit arrangements to provide additional financial support to these securitization vehicles and have no liabilities to these securitization vehicles at November 30, 2010. Although not obligated, we may make a market in the securities issued by these securitization vehicles. In these market-making transactions, we buy these securities from and sell these securities to investors. Securities purchased through these market-making activities are not considered to be continuing involvement in these vehicles, although the securities are included in Financial instruments owned.

During the eleven months ended November 30, 2010, we transferred assets of $11,311.1 million as part of our securitization activities in which we had continuing involvement, received cash proceeds of $9,100.8 million and beneficial interests of $2,308.8 million. Assets received in the form of securities issued in these transfers were initially categorized as Level 2 within the fair value hierarchy. For further information on fair value measurements and the fair value hierarchy, refer to Note 2, Summary of Significant Accounting Policies, and Note 4, Financial Instruments.

The following table presents the total information regarding securitization vehicles to which we, acting as transferor, have transferred assets and for which we received sale accounting treatment at November 30, 2010 (in millions):

Securitization Type	Assets obtained as proceeds	As of November 30, 2010 Total Assets (4)	As of November 30, 2010 Assets Retained
Residential mortgage-backed securities	$ 2,203.1 (3)	$ 6,549.5	$ 684.7 (1)(2)
Commercial mortgage-backed securities	105.7 (3)	2,005.4	40.4 (1)(2)

(1) At November 30, 2010, the securities issued in these securitizations are comprised of government agency-backed securities.
(2) A significant portion of these securities have been subsequently sold in secondary-market transactions to third parties.
(3) Initial fair value of securities received on date of asset transfer that were issued by securitization vehicles.
(4) Represents unpaid principal amount of assets in the securitization vehicles.

Variable Interest Entities — Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

We initially determine whether we are the primary beneficiary of a VIE upon our initial involvement with the VIE. We reassess whether we are the primary beneficiary of a VIE on an ongoing basis rather than upon the occurrence of certain events.

Our determination of whether we are the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment. In determining whether we are the party with the power to direct the VIE's most significant activities, we first identify the activities of the VIE that most significantly impact its economic performance. Our considerations in determining the VIE's most significant activities primarily include, but are not limited to, the VIE's purpose and design and the risks passed through to investors. We then assess whether we have the power to direct those significant activities. Our considerations in determining whether we have the power to direct the VIE's most significant activities include, but are not limited to, voting interests of the VIE, management, service and/ or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where we have determined that the power over a VIE's most significant activities is shared, we assess whether we are the party with the power over the majority of the significant activities. If we are the party with the power over the majority of the significant activities, we meet the "power" criteria of the primary beneficiary. If we do not have the power over a majority of the significant activities or we determine that decisions require consent of each sharing party, we do not meet the "power" criteria of the primary beneficiary.

We assess our variable interests in a VIE both individually and in aggregate to determine whether we have an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether our variable interests are significant to a VIE requires significant judgment. In determining the significance of our variable interests, we consider the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, our involvement in the VIE and our market-making activities related to the variable interests. At November 30, 2010, we have not consolidated any VIEs as we have determined that we are not considered the primary beneficiary of any entities with which we hold variable interests.

We hold variable interests in VIEs in which we are not the primary beneficiary and accordingly do not consolidate. We do not consolidate these VIEs as we do not have the power to direct the activities that most significantly impact their economic performance. We have not provided financial or other support to these VIEs during the eleven months ended November 30, 2010 and we have no explicit or implicit arrangements to provide additional financial support to these VIEs and have no liabilities related to these VIEs at November 30, 2010.

We have aggregated certain nonconsolidated VIEs based upon principal business activity. The following tables present the total assets of nonconsolidated VIEs in which we hold variable interests, our maximum exposure to loss from these nonconsolidated VIEs, and the carrying amount of our interests in these nonconsolidated VIEs at November 30, 2010 (in millions):

	VIE Assets	Maximum exposure to loss in non-consolidated VIEs	Carrying Amount
Mortgage- and asset-backed vehicles - Non-agency (1)	$ 7,464.8	$ 1,840.9 (2)	$ 1,840.9
Mortgage- and asset-backed vehicles - Agency (1)	91,285.1	852.0 (2)	852.0
High yield	1,755.3	0.6	0.6
Total	$ 100,505.2	$ 2,693.5	$ 2,693.5

(1) VIE assets represent the unpaid principal balance of the assets in these vehicles at November 30, 2010.
(2) Our maximum exposure to loss in these non-consolidated VIEs is limited to our investment.

Mortgage- and Asset-Backed Vehicles. We purchase and sell variable interests in VIEs, which primarily issue mortgage-backed and other asset-backed securities, in connection with our trading and market-making activities. Our variable interests in these VIEs consist of mortgage and asset-backed securities and are accounted for at fair value and included in Financial instruments owned on our Consolidated Statement of Financial Condition.

High Yield. We hold variable interests in Jefferies High Yield Holdings, LLC ("JHYH"), Jefferies Special Opportunities Partners, LLC ("JSOP") and Jefferies Employees Special Opportunities Partners, LLC ("JESOP"). JHYH conducts the high yield secondary market trading activities of the Parent. JSOP and JESOP are investors in JHYH. The Parent is the primary beneficiary of JHYH, JSOP and JESOP and accordingly consolidates these entities.

We hold the Series A nonvoting interest of JHYH, which entitles us to a 20% carried interest of the earnings of JHYH, after adjustments for prior period net losses. We are the Class B member of JSOP and JESOP, which entitles us to a 20% carried interest of the earnings of these entities, after adjustments for prior period net losses and carried interest allocated to us from JHYH. At November 30, 2010, the carrying value of our interests in JHYH, JSOP and JESOP was approximately $0.6 million, which is accounted for under the equity method and included in Other assets in our Consolidated Statement of Financial Condition. Our exposure to loss is limited to the carrying value of our interests in JHYH, JSOP and JESOP.

8. RECEIVABLE FROM, AND PAYABLE TO, BROKERS AND DEALERS

The following is a summary of the major categories of receivable from, and payable to, brokers and dealers as of November 30, 2010 (in thousands):

	Receivable	Payable
Securities failed to deliver/receive	$ 629,560	$ 578,404
Receivable from trades in process of settlement — net	379,867	—
Receivable from/payable to clearing organizations	32,577	788,803
Other	34,235	9,038
	$1,076,239	$1,376,245

9. SUBORDINATED LIABILITIES

We entered into a subordinated loan agreement with the Parent in the amount of $500.0 million effective December 7, 2009, which is included in Subordinated liabilities on the Consolidated Statement of Financial Condition. The subordinated loan agreement bears interest of 9% annually for a term of 5 years and will automatically extend for additional one year periods, unless terminated. The subordinated loan is available in computing net capital as defined in the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Net Capital Rule"). To the extent that the subordinated loan is required for our continued compliance with minimum net capital requirements, it may not be repaid.

10. EMPLOYEE BENEFIT PLANS

Certain employees of ours are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 50% equities, 48% fixed income and 2% other securities at November 30, 2010. Effective December 31, 2005, benefits under the pension plan have been frozen.

We participate in various benefit plans of the Parent covering substantially all employees, including an Employee Stock Purchase Plan ("ESPP") designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC.

We also participate in a stock ownership and long-term incentive plan ("the Plan") sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, restricted stock units, dividend equivalents or other stock based awards.

11. INCOME TAXES

We are subject to U.S. Federal income tax as well as income tax in multiple state jurisdictions. We file a consolidated U.S. Federal and state combined or unitary income tax returns with our Parent. In addition to filing state combined or unitary tax returns, we also file other separate state income tax returns that are not consolidated with the Parent.

The cumulative tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at November 30, 2010, are presented below (in thousands):

Deferred tax assets:	
Compensation	$ 352,116
Other	5,581
Total deferred tax assets	357,697
Deferred tax liabilities:	
Amortization of intangibles	(38,479)
Other	(16,592)
Total deferred tax liabilities	(55,071)
Net deferred tax asset, included in other assets	$ 302,626

There was no valuation allowance for deferred tax assets as of November 30, 2010. We believe it is more likely than not that we will generate sufficient taxable income in the future to realize the deferred tax asset.

The following table presents a reconciliation of gross unrecognized tax benefits between January 1, 2010 and November 30, 2010 (in thousands):

Balance — January 1, 2010	$ 22,321
Increases for tax positions related to current period	22,165
Increases for tax positions related to prior period	6,753
Decreases for tax positions related to prior period	(252)
Balance — November 30, 2010	$ 50,987

The total amount of unrecognized benefits that, if recognized, would affect the effective tax rate is $33.1 million (net of Federal benefit of state issues) at November 30, 2010. As of November 30, 2010, we have accrued interest related to unrecognized tax benefits of approximately $4.9 million. No penalties were required to be accrued as of November 30, 2010.

We are currently under examination by the Internal Revenue Service and other major tax jurisdictions. We do not expect that resolution of these examinations will have a material effect on the Consolidated Statement of Financial Condition.

It is reasonably possible that, within the next twelve months, various tax examinations will be concluded and statutes of limitation will expire. These events will have the combined effect of reducing the November 30, 2010, balance of unrecognized tax benefits by $9.1 million, whether resolution results in payment or recognition. It is also reasonably possible that the balance of unrecognized tax benefits will increase significantly during the next twelve months for tax positions related to that period.

The table below summarizes the earliest tax years that are subject to examination in the major tax jurisdictions in which we operate:

Jurisdiction	Tax Year
United States	2006
New Jersey	2006
New York State	2001
New York City	2003
California	2004

12. COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The following table summarizes our commitments and guarantees at November 30, 2010 (in millions):

	Expected Maturity Date					
	2011	2012	2013 and 2014	2015 and 2016	2017 and Later	Notional/ Maximum Payout
Equity commitments	$ 0.5	$ 0.1	$ 0.1	$ 1.5	$ 0.8	$ 3.0
Mortgage-related commitments	575.1	262.7	67.1	-	-	904.9
Forward starting repos	321.8	-	-	-	-	321.8
Derivative contracts — non-credit related	16,118.8	3,379.0	3.3	-	-	19,501.1
Total	$17,016.2	$3,641.8	$ 70.5	$ 1.5	$ 0.8	$ 20,730.8

Equity Commitments — On May 12, 2005, we committed to invest an aggregate of $1.5 million in JCP Partners IV LLC and its related parallel funds. As of November 30, 2010, we funded approximately $1.3 million of our aggregate commitment leaving $0.2 million unfunded.

As of November 30, 2010, we had commitments to invest up to $2.8 million in various other investments.

Mortgage-Related Commitments — We enter into forward contracts to purchase mortgage participation certificates and mortgage-backed securities. The mortgage participation certificates evidence interests in mortgage loans insured by the Federal Housing Administration and the mortgage-backed securities are insured or guaranteed by the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") or the Government National Mortgage Association ("Ginnie Mae"). We frequently securitize the mortgage participation certificates and mortgage-backed securities.

Forward Starting Repos — We enter into commitments to sell securities with agreements to repurchase on a forward starting basis that are primarily secured by U.S. government securities.

Derivative Contracts — We disclose certain derivative contracts meeting the definition of a guarantee under GAAP. Such derivative contracts include written equity put options. At November 30, 2010, the maximum payout value of derivative contracts deemed to meet the definition of a guarantee was approximately $19,501.1 million. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts overstate our expected payout. At November 30, 2010, the fair value of such derivative contracts approximated $(89.4) million. In addition, the derivative contracts deemed to meet the definition of a guarantee under

GAAP are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. We manage risk associated with derivative contracts meeting the definition of a guarantee consistent with our risk management policies.

Other Guarantees — We are members of various exchanges and clearing houses. In the normal course of business we provide guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. Our obligations under such guarantees could exceed the collateral amounts posted. Our maximum potential liability under these arrangements cannot be quantified; however, the potential for us to be required to make payments under such guarantees is deemed remote.

Leases — As a lessee, we lease certain premises and equipment under noncancelable agreements expiring at various dates through 2022 which are operating leases. Future minimum lease payments for all noncancelable operating leases at November 30, 2010, are as follows (in thousands):

	Gross	Sub-Leases	Net
2011	$ 41,690	$ 5,565	$ 36,125
2012	39,238	5,456	33,782
2013	38,703	5,436	33,267
2014	34,474	4,988	29,486
2015	17,047	2,372	14,675
Thereafter	84,292	2,521	81,771
Total	$ 255,444	$ 26,338	$ 229,106

13. RELATED PARTY TRANSACTIONS

Amounts outstanding to and from related parties are reflected in the Consolidated Statement of Financial Condition as set forth below (in thousands):

	Assets	Liabilities
Amounts due from/ due to Parent	$ —	$ 1,507,167
Amounts due from/ due to Affiliates	35,227	164,668
	$ 35,227	$ 1,671,835

In the ordinary course of business, we obtain advances from the Parent which are generally payable on demand. We believe amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if we operated as an unaffiliated entity. Amounts Due to and Due from affiliates are periodically settled in cash.

Our employees participate in the share-based compensation plans of the Parent. The compensation expense attributed to us associated with awards under those plans is reflected in Due to affiliates on the Consolidated Statement of Financial Condition.

At November 30, 2010, we had $44.8 million of loans outstanding to our employees that are included in Other assets on the Consolidated Statement of Financial Condition. At November 30, 2010, receivables from officers and directors included within Customer receivables was $9.1 million, which represents standard margin loan balances arising from individual security transactions. Employees, officers and directors may maintain brokerage accounts with us. Transactions within these accounts are subject to the same terms and conditions as customer transactions.

We have entered into expense sharing agreements with Jefferies International Limited ("JIL") (a wholly owned subsidiary of the Parent), Jefferies High Yield Trading, LLC, ("JHYT") an indirectly consolidated subsidiary of the Parent, Jefferies Execution Services, Inc. ("JefEx") (a wholly owned subsidiary of the Parent), Jefferies Finance ("JFin"), Jefferies Mortgage Finance, Inc. (a wholly owned subsidiary of the Parent), and Jefferies Capital Partners ("JCP") which govern the services provided and reimbursements. In addition, we have executed clearing and execution agreements with JefEx and JIL.

We provide clearing and administrative services to JefEx and JefEx provides execution services to us. We also provide trading, clearing, and general and administrative services to and which are reimbursed by JHYT.

During the eleven months ended November 30, 2010, the Parent allocated a liability to us related to contingent consideration for an acquisition occurring in a previous period. The contribution of the liability was recorded as a reduction to Additional paid-in capital.

We execute securities lending transactions with JHYT and JIL related to our securities lending business. At November 30, 2010, approximately $153.4 million of Securities borrowed and $758.9 million of Securities loaned on the Consolidated Statement of Financial Condition were with these affiliates.

At November 30, 2010, we have commitments to purchase $244.0 million in agency commercial mortgage-backed securities from Berkadia Commercial Mortgage, LLC, which is partially owned by Leucadia National Corporation, a significant shareholder of our Parent.

In connection with our sales and trading activities, we buy and sell debt securities issued by our Parent. At November 30, 2010, approximately $9.7 million and $8.3 million of debt securities issued by our Parent are included in Financial instruments owned and Financial instruments sold, not yet purchased, respectively, on the Consolidated Statement of Financial Condition.

14. NET CAPITAL REQUIREMENT

We are a registered broker-dealer and are subject to the net capital rules of the SEC, the Commodities Futures Trading Commission ("CFTC") and FINRA. Under these rules, we are required to maintain minimum net capital, as defined under the Net Capital Rule, of not less than the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions. Additionally, under Regulation 1.17 of the CFTC, we are required to maintain minimum net capital of the greater of $1.0 million or capital required under the Net Capital Rule. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

At November 30, 2010, we had net capital of $585.1 million which was approximately 16% of aggregate debit items and exceeded the minimum regulatory net capital requirement by $513.5 million.

We perform the computation of assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 (Customer protection), so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 31, 2011

Jefferies & Company, Inc.
520 Madison Avenue
New York, NY 10022

In planning and performing our audit of the consolidated financial statements of Jefferies & Company, Inc. and subsidiaries (the "Company") as of and for the eleven-month period ended November 30, 2010 (on which we issued our report dated January 31, 2011 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 for making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry any customers' regulated commodity futures, foreign futures or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the consolidated financial statements of the Company as of and for the eleven-month period ended November 30, 2010.

During the eleven month period ended November 30, 2010, the Company was not performing a complete and timely reconciliation related to the clearing of its mortgage-backed securities trading previously cleared by its clearing bank. As a result of the incomplete reconciliation, the Company incorrectly reported certain clearing receivable and payable balances during the period. In late October, the Company began self-clearing mortgage-backed securities. Corrective action has been taken to improve the controls and processes to ensure accounts are properly reconciled and reconciling items are resolved on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the matter noted in the previous paragraph represented a material inadequacy during the eleven month period ended November 30, 2010 which has been remediated.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP